SECI 03051150 COMMISSION
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SEC FILE NUMBER
8- 52615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ME OF BROKER-DEALER:

Dongwon Securities America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Drive, Suite 640

(No. and Street)

Fort Lee	NJ	07024
(City)	(State)	(Zip Code)

ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve W. Lee — 201-592-6047

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pang, Seongwook

(Name — *if individual, state last, first, middle name*)

1270 Broadway, Suite 305	New York	NY	10001
ddress)	(City)	(State)	Zip Code)

ECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Steve W. Lee, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Dongwon Securities America, Inc., as March 31, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:



Signature

President

Title



Notary Public

MY NGOC KUEMPEL
MY COMMISSION EXPIRES
FEBRUARY 1, 2003
STATE OF NEW JERSEY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONGWON SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2003

Assets		
Cash and cash equivalents	$	1,411,176
Commission receivable (note 2)		327,617
Securities owned, at market value:		
Mutual funds		1,299,043
Fixed assets, net (note 3)		47,300
Other assets (note 4)		93,418
	$	3,178,554
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses payable and other	$	176,177
		176,177
Commitments (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		2,999,999
Retained earnings		2,377
Total stockholder's equity		3,002,377
	$	3,178,554

See accompanying notes to statement of financial condition.